Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of uSell.com, Inc. and Subsidiaries on Form S-1 (Amendment No. 4) [FILE NO. 333-184007] of our report dated March 27, 2014, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audit of the consolidated financial statements of uSell.com, Inc. and Subsidiaries as of December 31, 2013 and for the year ended December 31, 2013, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

West Palm Beach, FL

July 22, 2014